Consolidated Financial Statements (Expressed in U.S. dollars)

BALLARD POWER SYSTEMS INC.

Years ended December 31, 2012 and 2011

MANAGEMENT’S REPORT

Management’s Responsibility for the Financial Statements and Report on Internal Control over Financial Reporting

The consolidated financial statements contained in this Annual Report have been prepared by management in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. The integrity and objectivity of the data in these consolidated financial statements are management’s responsibility. Management is also responsible for all other information in the Annual Report and for ensuring that this information is consistent, where appropriate, with the information and data contained in the consolidated financial statements.

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external reporting purposes in accordance with IFRS. Internal control over financial reporting may not prevent or detect fraud or misstatements because of limitations inherent in any system of internal control. Management has assessed the effectiveness of the Corporation’s internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, and concluded that the Corporation’s internal control over financial reporting was effective as of December 31, 2012. In addition, management maintains disclosure controls and procedures to provide reasonable assurance that material information is communicated to management and appropriately disclosed. Some of the assets and liabilities include amounts, which are based on estimates and judgments, as their final determination is dependent on future events.

The Board of Directors oversees management’s responsibilities for financial reporting through the Audit Committee, which consists of four directors who are independent and not involved in the daily operations of the Corporation. The Audit Committee meets on a regular basis with management and the external and internal auditors to discuss internal controls over the financial reporting process, auditing matters and financial reporting issues. The Audit Committee is responsible for appointing the external auditors (subject to shareholder approval), and reviewing and approving all financial disclosure contained in our public documents and related party transactions.

The external auditors, KPMG LLP, have audited the financial statements and expressed an unqualified opinion thereon. KPMG has also expressed an unqualified opinion on the effective operation of the internal controls over financial reporting as of December 31, 2012. The external auditors have full access to management and the Audit Committee with respect to their findings concerning the fairness of financial reporting and the adequacy of internal controls.

“JOHN SHERIDAN”	“TONY GUGLIELMIN”

JOHN SHERIDAN	TONY GUGLIELMIN
President and	Vice President and
Chief Executive Officer	Chief Financial Officer
February 20, 2013	February 20, 2013

KPMG LLP	Telephone	(604) 691-3000
Chartered Accountants	Fax	(604) 691-3031
PO Box 10426 777 Dunsmuir Street	Internet	www.kpmg.ca
Vancouver BC V7Y 1K3
Canada

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Ballard Power Systems Inc.

We have audited the accompanying consolidated statements of financial position of Ballard Power Systems Inc. (the “Company”) as at December 31, 2012 and December 31, 2011 and the related consolidated statements of comprehensive loss, changes in equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as at December 31, 2012 and December 31, 2011, and its consolidated financial performance and its consolidated cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in note 2(e) to the consolidated financial statements, the Company’s ability to continue as a going concern and realize its assets and discharge its liabilities and commitments in the normal course of business is dependent on it having sufficient liquidity and achieving profitable operations that are sustainable. These conditions indicate the existence of a material uncertainty that casts substantial doubt about the Company's ability to continue as a going concern. Management’s plans in regard to these matters are also described in note 2(e). The consolidated financial statements do not include any adjustments that might result from the outcome of this material uncertainty.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 20, 2013 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Chartered Accountants

February 20, 2013
Vancouver, Canada

KPMG LLP	Telephone	(604) 691-3000
Chartered Accountants	Fax	(604) 691-3031
PO Box 10426 777 Dunsmuir Street	Internet	www.kpmg.ca
Vancouver BC V7Y 1K3
Canada

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Ballard Power Systems Inc.

We have audited Ballard Power Systems Inc.’s (“the Company”) internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the section entitled “Management’s Report on Disclosure Controls and Procedures and Internal Controls over Financial Reporting” under the heading “Internal control over financial reporting” included in Management Discussion and Analysis. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of the Company as of December 31, 2012 and December 31, 2011, and the related consolidated statements of comprehensive loss, changes in equity and cash flows for the years then ended, and our report dated February 20, 2013 expressed an unqualified opinion on those consolidated financial statements.

Chartered Accountants

February 20, 2013
Vancouver, Canada

BALLARD POWER SYSTEMS INC.
Consolidated Statement of Financial Position
(Expressed in thousands of U.S. dollars)

		December 31,	December 31,
	Note	2012	2011
Assets

Current assets:
Cash and cash equivalents		$9,770	$20,316
Short-term investments		12,068	25,878
Trade and other receivables	7	16,374	17,164
Inventories	8	11,277	13,614
Prepaid expenses and other current assets		1,011	934
		50,500	77,906
Assets classified as held for sale	28	10,798	-
Total current assets		61,298	77,906

Property, plant and equipment	9	24,316	35,085
Intangible assets	10	4,194	2,249
Goodwill	11	36,291	48,106
Investments	12	667	635
Long-term trade receivables	7	594	1,126
Other long-term assets		187	183
Total assets		$127,547	$165,290

Liabilities

Current liabilities:
Bank operating line	13	$9,358	$4,587
Trade and other payables	14	12,215	22,693
Deferred revenue		3,705	3,560
Provisions	15	9,423	9,573
Finance lease liability	13 & 16	1,043	978
Convertible debenture	17	2,924	-
		38,668	41,391
Liabilities classified as held for sale	28	1,423	-
Total current liabilities		40,091	41,391

Finance lease liability	13 & 16	13,011	13,749
Deferred gain		5,193	5,653
Provisions	15	5,089	4,733
Convertible debenture	17	-	1,733
Employee future benefits	18	6,161	5,686
Total liabilities		69,545	72,945

Equity:
Share capital	19	845,630	837,686
Treasury shares	19	(313)	(515)
Contributed surplus	19	291,184	289,219
Accumulated deficit		(1,074,181)	(1,031,279)
Foreign currency reserve		92	209
Total equity attributable to equity holders		62,412	95,320
Dantherm Power A/S non-controlling interests		(4,410)	(2,975)
Total equity		58,002	92,345
Total liabilities and equity		$127,547	$165,290

Subsequent events (note 29)
See accompanying notes to consolidated financial statements.

Approved on behalf of the Board:

“Ed Kilroy”	“Ian Bourne”
Director	Director

BALLARD POWER SYSTEMS INC.
Consolidated Statement of Comprehensive Loss
For the year ended December 31
(Expressed in thousands of U.S. dollars, except per share amounts and number of shares)

	Note	2012	2011
			(restated – note 28)
Revenues:
Product and service revenues		$43,690	$55,773
Cost of product and service revenues		36,321	48,494
Gross margin		7,369	7,279

Operating expenses:
Research and product development		19,273	24,896
General and administrative		12,306	11,455
Sales and marketing		6,901	8,515
Total operating expenses		38,480	44,866

Results from operating activities		(31,111)	(37,587)
Finance income and other	27	31	195
Finance expense	27	(1,690)	(1,392)
Net finance expense		(1,659)	(1,197)
Gain (loss) on sale of property, plant and equipment	9	(69)	734
Impairment loss on property, plant and equipment	9	(570)	(1,727)
Impairment loss on goodwill	11	(10,000)	-
Loss before income taxes		(43,409)	(39,777)
Income tax expense	23	-	(134)
Net loss from continuing operations		(43,409)	(39,911)
Net earnings (loss) from discontinued operations	28	(65)	3,755
Net loss		$(43,474)	$(36,156)
Foreign currency translation differences		(186)	363
Defined benefit plan actuarial losses	18	(807)	(2,905)
Net gain (loss) on hedge of forward contracts		(20)	20
Comprehensive loss		$(44,487)	$(38,678)

Net loss attributable to:
Ballard Power Systems Inc. from continuing operations		$(42,070)	$(37,175)
Ballard Power Systems Inc. from discontinued operations		(65)	3,755
Dantherm Power A/S non-controlling interest		(1,339)	(2,736)
Net loss		$(43,474)	$(36,156)

Comprehensive loss attributable to:
Ballard Power Systems Inc.		$(43,059)	$(36,116)
Dantherm Power A/S non-controlling interest		(1,428)	(2,562)
Comprehensive loss		$(44,487)	$(38,678)

Basic and diluted loss per share attributable to Ballard Power Systems Inc.
Continuing operations		$(0.48)	$(0.44)
Discontinued operations		$(0.00)	$0.04
Net loss		$(0.48)	$(0.40)
Weighted average number of common shares outstanding		87,591,501	84,440,970

See accompanying notes to consolidated financial statements.

BALLARD POWER SYSTEMS INC.
Consolidated Statement of Changes in Equity
(Expressed in thousands of U.S. dollars except per share amounts and number of shares)

	Ballard Power Systems Inc. Equity						Dantherm Power A/S
	Number of shares	Share capital	Treasury shares	Contributed surplus	Accumulated deficit	Foreign currency reserve	Non- controlling interests	Total equity
Balance, December 31, 2010	84,148,465	$836,245	$(670)	$289,444	$(995,023)	$-	$(413)	$129,583
Net loss	-	-	-	-	(33,420)	-	(2,736)	(36,156)
Non-dilutive financing	-	-	-	(60)	-	-	-	(60)
Purchase of treasury shares	-	-	(327)	-	-	-	-	(327)
RSUs redeemed	376,225	1,393	482	(2,769)	69	-	-	(825)
Options exercised	25,834	48	-	(8)	-	-	-	40
Share distribution plan	-	-	-	2,612	-	-	-	2,612
Other comprehensive income (loss):
Foreign currency translation for	-	-	-	-	-	189	174	363
foreign operations
Defined benefit plan actuarial loss	-	-	-	-	(2,905)	-	-	(2,905)
Net gain on hedge of forward contracts	-	-	-	-	-	20	-	20
Balance, December 31, 2011	84,550,524	$837,686	$(515)	$289,219	$(1,031,279)	$209	$(2,975)	$92,345
Net loss	-	-	-	-	(42,135)	-	(1,339)	(43,474)
Acquisition (note 6)	7,136,237	7,493	-	-	-	-	-	7,493
Additional investment in	-	-	-	-	-	-	(7)	(7)
Dantherm Power A/S
Purchase of treasury shares	-	-	(6)	-	-	-	-	(6)
DSUs redeemed	52,120	314	-	(358)	-	-	-	(44)
RSUs redeemed	49,095	113	208	(415)	40	-	-	(54)
Options exercised	13,501	24	-	(7)	-	-	-	17
Share distribution plan	-	-	-	2,745	-	-	-	2,745
Other comprehensive loss:
Foreign currency translation for	-	-	-	-	-	(97)	(89)	(186)
foreign operations
Defined benefit plan actuarial loss	-	-	-	-	(807)	-	-	(807)
Net loss on hedge of forward	-	-	-	-	-	(20)	-	(20)
contracts
Balance, December 31, 2012	91,801,477	$845,630	$(313)	$291,184	$(1,074,181)	$92	$(4,410)	$58,002

See accompanying notes to consolidated financial statements.

BALLARD POWER SYSTEMS INC.
Consolidated Statement of Cash Flows
For the year ended December 31
(Expressed in thousands of U.S. dollars)

	Note	2012	2011
Cash provided by (used for):

Operating activities:

Net loss for the year		$(43,474)	$(36,156)
Adjustments for:
Compensatory shares		2,746	2,646
Employee future benefits		(331)	(172)
Depreciation and amortization		6,184	5,906
Loss (gain) on sale of property, plant and equipment	9	69	(734)
Impairment loss on property, plant and equipment	9	1,070	1,727
Impairment loss on goodwill	11	11,815	-
Unrealized loss (gain) on forward contracts		(285)	285
		(22,206)	(26,498)
Changes in non-cash working capital:
Trade and other receivables		65	(4,317)
Inventories		4,434	(1,293)
Prepaid expenses and other current assets		(151)	42
Trade and other payables		(10,459)	(1,691)
Deferred revenue		166	1,052
Warranty provision		5	(516)
		(5,940)	(6,723)
Cash used by operating activities		$(28,146)	$(33,221)

Investing activities:

Net decrease (increase) in short-term investments		13,810	(3,370)
Additions to property, plant and equipment		(1,168)	(4,107)
Net proceeds on sale of property, plant and equipment and other		424	3,666
Net investments in associated companies	12	(32)	36
Other investment activities		(9)	-
		$13,025	$(3,775)

Financing activities:

Non-dilutive financing		-	(60)
Purchase of treasury shares		(6)	(327)
Payment of finance lease liabilities		(999)	(830)
Net proceeds from bank operating line	13	4,771	4,587
Net proceeds on issuance of share capital		17	40
Proceeds on issuance of convertible debenture from	17	862	1,718
Dantherm Power A/S non-controlling interests
		$4,645	$5,128

Effect of exchange rate fluctuations on cash and cash equivalents held		$(70)	$247

Increase (decrease) in cash and cash equivalents		$(10,546)	$(31,621)
Cash and cash equivalents, beginning of period		20,316	51,937
Cash and cash equivalents, end of period		$9,770	$20,316

Supplemental disclosure of cash flow information (note 25).
Cash flows of discontinued operations (note 28).
See accompanying notes to consolidated financial statements.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2012, and 2011
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

1.	Reporting entity:

The principal business of Ballard Power Systems Inc. (the “Corporation”) is the design, development, manufacture, sale and service of fuel cell products for a variety of applications, focusing on motive power (material handling and buses) and stationary power (back-up power and distributed generation) markets; and engineering services for a variety of fuel cell applications. A fuel cell is an environmentally clean electrochemical device that combines hydrogen fuel with oxygen (from the air) to produce electricity. The Corporation’s technology is based on proton exchange membrane (“PEM”) fuel cells.

The Corporation is a company domiciled in Canada and its registered office is located at 9000 Glenlyon Parkway, Burnaby, British Columbia, Canada, V5J 5J8. The consolidated financial statements of the Corporation as at and for the year ended December 31, 2012 comprise the Corporation and its subsidiaries (note 3(a)).

2.	Basis of preparation:

(a)	Statement of compliance:

These consolidated financial statements of the Corporation have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The consolidated financial statements were authorized for issue by the Board of Directors on February 20, 2013.

(b)	Basis of measurement:

The consolidated financial statements have been prepared on the historical cost basis except for the following material items in the statement of financial position:

  Financial instruments classified as fair value through profit or loss and available-for-sale are measured at fair value;

  Derivative financial instruments are measured at fair value; and

  Employee future benefits liability is recognized as the net total of the present value of the defined benefit obligation, less the fair value of plan assets.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2012, and 2011
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

2.	Basis of preparation (cont’d):

(c)	Functional and presentation currency:

These consolidated financial statements are presented in U.S. dollars, which is the Corporation’s functional currency.

(d)	Use of estimates:

The preparation of the consolidated financial statements in conformity with IFRS requires the Corporation’s management to make estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Significant areas having estimation uncertainty include revenue recognition, asset impairment, warranty provision, inventory provision, employee future benefits, and income taxes. These estimates and assumptions are discussed further in note 4.

(e)	Going concern:

These consolidated financial statements have been prepared assuming the Corporation will continue as a going concern. The Corporation is required to assess its ability to continue as a going concern or whether substantial doubt exists as to the Corporation’s ability to continue as a going concern into the foreseeable future. While the Corporation believes that it has adequate liquidity in cash, working capital and non-core asset monetization opportunities (notes 28 & 29) to finance its operations, there are material risks and uncertainties that cause substantial doubt as to the Corporation’s ability to continue as a going concern. The Corporation’s ability to continue as a going concern and realize its assets and discharge its liabilities and commitments in the normal course of business is dependent upon the Corporation having adequate liquidity and achieving profitable operations that are sustainable. There are various risks and uncertainties affecting the Corporation including, but not limited to, the market acceptance and rate of commercialization of the Corporation’s products, the ability of the Corporation to successfully execute its business plan, and general global economic conditions, certain of which are beyond the Corporation’s control.

The Corporation’s strategy to mitigate these risks and uncertainties is to execute a business plan aimed at continued focus on Fuel Cell Products revenue growth, improving overall gross margins, managing operating expenses and working capital requirements, and securing additional financing to fund its operations as needed including the sale of non-core assets (notes 28 & 29). Failure to implement this plan could have a material adverse effect on the Corporation’s financial condition and or results of operations.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2012, and 2011
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

2.	Basis of preparation (cont’d):

(e)	Going concern (cont’d):

These consolidated financial statements do not include any adjustments or disclosures that would be required if assets are not realized and liabilities and commitments are not settled in the normal course of operations.

3.	Significant accounting policies:

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements, unless otherwise indicated.

Certain prior year comparative figures have been reclassified to comply with current year presentation.

(a)	Basis of consolidation:

The consolidated financial statements include the accounts of the Corporation and its principal subsidiaries as follows:

		Percentage ownership
	2012	2011
Ballard Fuel Cell Systems Inc.	100%	-
Ballard Material Products Inc.	100%	100%
Ballard Power Corporation	100%	100%
Dantherm Power A/S	52% - 57%	52%

Subsidiaries are entities over which the Corporation exercises control, where control is defined as the power to govern financial and operating policies, generally owning greater than 50% of the voting rights. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. Intercompany balances and transactions are eliminated in the consolidated financial statements.

The Corporation acquired a 45% interest in Dantherm Power A/S on January 18, 2010. The Corporation acquired an additional 7% interest in Dantherm Power A/S in August 2010 and a further 5% interest in December 2012. As the Corporation obtained control over Dantherm Power A/S as of the date of acquisition of the 45% interest, Dantherm Power A/S has been consolidated since acquisition on January 18, 2010.

Acquisitions of non-controlling interest are accounted as transactions with equity holders in their capacity as equity holders; therefore no goodwill is recognized as a result of such transactions.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2012, and 2011
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

3.	Significant accounting policies (cont’d):

(b)	Foreign currency:

	(i)	Foreign currency transactions

Transactions in foreign currencies are translated to the respective functional currencies of the Corporation and its subsidiaries at the exchange rate in effect at the transaction date. Monetary assets and liabilities denominated in other than the functional currency are translated at the exchange rates in effect at the balance sheet date. The resulting exchange gains and losses are recognized in earnings. Non-monetary assets and liabilities denominated in other than the functional currency that are measured at fair value are translated to the functional currency at the exchange rate at the date that the fair value was determined. Non-monetary items that are measured in terms of historical cost in other than the functional currency are translated using the exchange rate at the date of the transaction.

	(ii)	Foreign operations

The assets and liabilities of foreign operations are translated to presentation currency at exchange rates at the reporting date. The income and expenses of foreign operations are translated to presentation currency at exchange rates at the dates of the transactions. Foreign currency differences are recognized in other comprehensive income.

(c)	Financial instruments:

	(i)	Financial assets

The Corporation initially recognizes loans and receivables and deposits on the date that they are originated and all other financial assets on the trade date at which the Corporation becomes a party to the contractual provisions of the instrument. The Corporation derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or when it transfers substantially all the risks and rewards of ownership of the financial asset.

Financial assets at fair value through profit or loss

Financial assets are classified at fair value through profit or loss if they are held for trading or if the Corporation manages such investments and makes purchase and sale decisions based on their fair value in accordance with the Corporation’s documented risk management or investment strategy. Financial assets at fair value through profit or loss are measured at fair value, and changes therein are recognized in net loss.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2012, and 2011
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

3.	Significant accounting policies (cont’d):

(c)	Financial instruments (cont’d):

(i) Financial assets (cont’d)

The Corporation’s short-term investments, consisting of highly liquid interest bearing securities with maturities at the date of purchase between three months and three years, are classified as held for trading.

The Corporation also periodically enters into platinum futures and foreign exchange forward contracts to limit its exposure to platinum price and foreign currency rate fluctuations. These derivatives are recognized initially at fair value and are recorded as either assets or liabilities based on their fair value. Subsequent to initial recognition, these derivatives are measured at fair value and changes to their value are recorded through net loss, unless these financial instruments are designated as hedges (note 3 (c)(iv)).

Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are recognized initially at fair value and subsequently at amortized cost using the effective interest method, less any impairment losses. Loans and receivables are comprised of the Corporation’s trade and other receivables.

Cash and cash equivalents

Cash and cash equivalents consist of cash on deposit and highly liquid short-term interest-bearing securities with original maturities of three months or less and are initially measured at fair value, and subsequently measured at amortized cost, which approximates fair value due to the short-term and liquid nature of these assets.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are designated as available-for-sale and that are not classified in any of the previous categories. The Corporation’s investment in Chrysalix Energy Limited Partnership (“Chrysalix”) is classified as available-for-sale financial assets. Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses and foreign currency differences, are recognized in other comprehensive income. When an investment is derecognized, the cumulative gain or loss in other comprehensive income is transferred to profit or loss.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2012, and 2011
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

3.	Significant accounting policies (cont’d):

(c)	Financial instruments (cont’d):

	(i)	Financial assets (cont’d)

Determination of fair value

The fair value of financial assets at fair value through profit or loss and available-for-sale are determined by reference to their quoted closing bid price at the reporting date if they are traded in an active market. For derivative instruments (foreign exchange forward contracts, platinum futures contracts), fair value is estimated by Management based on their listed market price or broker quotes that include adjustments to take account of the credit risk of the Corporation and the counterparty when appropriate. The fair value of loans and receivables is estimated as the present value of future cash flows, discounted at the market rate of interest at the reporting date.

	(ii)	Financial liabilities

Financial liabilities comprise the Corporation’s trade and other payables. The financial liabilities are initially recognized on the date they are originated and are derecognized when the contractual obligations are discharged or cancelled or expire. These financial liabilities are recognized initially at fair value and subsequently are measured at amortized costs using the effective interest method, when materially different from the initial amount. Fair value is determined based on the present value of future cash flows, discounted at the market rate of interest.

	(iii)	Share capital

Share capital is classified as equity. Incremental costs directly attributable to the issue of shares and share options are recognized as a deduction from equity. When share capital is repurchased, the amount of the consideration paid, including directly attributable costs, is recognized as a deduction from equity. Repurchased shares are classified as treasury shares and are presented as a deduction from equity. When treasury shares are subsequently reissued, the amount received is recognized as an increase in equity, and the resulting surplus or deficit on the transaction is transferred to or from retained earnings.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2012, and 2011
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

3.	Significant accounting policies (cont’d):

(c)	Financial instruments (cont’d):

(iv) Derivative financial instruments, including hedge accounting

The Corporation periodically holds derivative financial instruments to hedge its foreign currency risk exposures that are designated as the hedging instrument in a hedge relationship.

On initial designation of the hedge, the Corporation formally documents the relationship between the hedging instrument and hedged item, including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship.

The Corporation makes an assessment, both at the inception of the hedge relationship as well as on an ongoing basis, whether the hedging instruments are expected to be “highly effective” in offsetting the changes in the fair value or cash flows of the respective hedged items during the period for which the hedge is designated, and whether the actual results of each hedge are within a range of 80-125 percent. For a cash flow hedge of a forecast transaction, the transaction should be highly probable to occur and should present an exposure to variations in cash flows that could ultimately affect reported net income.

Derivatives are recognized initially at fair value; attributable transaction costs are recognized in profit or loss as incurred. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted for as described below.

Cash flow hedges

When a derivative is designated as the hedging instrument in a hedge of the variability in cash flows attributable to a particular risk associated with a recognized asset or liability or a highly probable forecast transaction that could affect profit or loss, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and presented in unrealized gains/losses on cash flow hedges in equity. The amount recognized in other comprehensive income is removed and included in profit or loss in the same period as the hedged cash flows affect profit or loss under the same line item in the statement of comprehensive income as the hedged item. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in profit or loss.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2012, and 2011
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

3.	Significant accounting policies (cont’d):

(c)	Financial instruments (cont’d):

(iv) Derivative financial instruments, including hedge accounting (cont’d)

If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued prospectively. The cumulative gain or loss previously recognized in other comprehensive income and presented in unrealized gains/losses on cash flow hedges in equity remains there until the forecast transaction affects profit or loss.

If the forecast transaction is no longer expected to occur, then the balance in other comprehensive income is recognized immediately in profit or loss. In other cases the amount recognized in other comprehensive income is transferred to profit or loss in the same period that the hedged item affects profit or loss.

Other non-trading derivatives

When a derivative financial instrument is not held for trading, and is not designated in a qualifying hedge relationship, all changes in its fair value are recognized immediately in profit or loss.

(d)	Inventories:

Inventories are recorded at the lower of cost and net realizable value. The cost of inventories is based on the first-in first-out principle, and includes expenditures incurred in acquiring the inventories, production or conversion costs and other costs incurred in bringing them to their existing location and condition. In the case of manufactured inventories and work in progress, cost includes materials, labor and appropriate share of production overhead based on normal operating capacity. Costs of materials are determined on an average per unit basis.

Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses. In establishing any impairment of inventory, management estimates the likelihood that inventory carrying values will be affected by changes in market demand, technology and design, which would impair the value of inventory on hand.

(e)	Property, plant and equipment:

Property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses. Cost includes expenditure that is directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials, costs directly attributable to bringing the assets to a working condition for their intended use, and the costs of dismantling and removing items and restoring the site on which they are located.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2012, and 2011
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

3.	Significant accounting policies (cont’d):

(e)	Property, plant and equipment (cont’d):

When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items (major components).

Property, plant and equipment are depreciated from the date of acquisition or, in respect of internally constructed assets, from the time an asset is completed and ready for use, using the straight-line method less its residual value over the estimated useful lives of the assets as follows:

Building	20 years
Building under finance lease	15 years
Computer equipment	3 to 7 years
Furniture and fixtures	5 to 14 years
Furniture and fixtures under finance lease	5 years
Leasehold improvements	The shorter of initial term of the respective lease and
estimated useful life
Production and test equipment	4 to 15 years
Production and test equipment under finance lease	5 years

Depreciation methods, useful lives and residual values are reviewed at each financial year-end and adjusted if appropriate.

Gains and losses on disposal of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment, and are recognized net within other income in profit or loss.

(f)	Leases:

Leases where the Corporation assumes substantially all the risks and rewards of ownership are classified as finance leases. Upon initial recognition the leased asset is measured at an amount equal to the lower of its fair value and the present value of the minimum lease payments. Subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to that asset. Other leases are operating leases and not recognized in the statement of financial position.

Minimum lease payments made under finance leases are apportioned between the finance expense and the reduction of the outstanding liability. The finance expense is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2012, and 2011
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

3.	Significant accounting policies (cont’d):

(f)	Leases (cont’d):

Payments made under operating leases are recognized in income on a straight-line basis over the term of the lease. Lease incentives received are recognized as a reduction to the lease expense over the term of the lease.

(g)	Goodwill and intangible assets:

Goodwill is recognized as the fair value of the consideration transferred including the recognized amount of any non-controlling interest in the acquiree, less the fair value of the net identifiable assets acquired and liabilities assumed, as of the acquisition date. Subsequent to initial recognition, goodwill is measured at cost less accumulated impairment losses.

Goodwill acquired in a business combination is allocated to groups of cash generating units that are expected to benefit from the synergies of the combination.

Intangible assets consist of fuel cell technology acquired from third parties and are recorded at cost less accumulated amortization and impairment losses. Intangible assets less their residual values are amortized over their estimated useful lives of 5 years using the straight-line method from the date that they are available for use. Amortization methods, useful lives and residual values are reviewed annually and adjusted if appropriate. Costs incurred in establishing and maintaining patents and license agreements are expensed in the period incurred.

Research costs are expensed as they are incurred. Product development costs are expensed as incurred except when they meet specific criteria for capitalization. Development activities involve a plan or design for the production of new or substantially improved products and processes. Development costs are capitalized only if costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable and the Corporation intends to and has sufficient resources to complete development to use or sell the asset. Capitalized development costs are measured at cost less accumulated amortization and accumulated impairment losses. Capitalized development costs, if any, are amortized when commercial production begins, using the straight-line method over a period of 5 years.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2012, and 2011
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

3.	Significant accounting policies (cont’d):

(h)	Impairment:

	(i)	Financial assets

Financial assets not carried at fair value through profit or loss are assessed for impairment at each reporting date by determining whether there is objective evidence that indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably.

Impairment losses on available-for-sale investment securities are recognized by transferring the cumulative loss that has been recognized in other comprehensive income, and presented in accumulated other comprehensive loss in equity, to net loss. The cumulative loss that is removed from other comprehensive income and recognized in net loss is the difference between the acquisition cost, net of any principal repayment and amortization, and the current fair value less any impairment loss previously recognized in net loss. If subsequently the fair value of an impaired available-for-sale security increases, then the impairment loss is reversed, with the amount of the reversal recognized in net loss. However, any subsequent recovery in the fair value of an impaired available for sale equity security is recognized in other comprehensive income.

	(ii)	Non-financial assets

The carrying amounts of the Corporation’s non-financial assets other than inventories are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. For goodwill and intangible assets that have indefinite useful lives, the recoverable amount is estimated annually.

The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Fair value less costs to sell is defined as the estimated price that would be received on the sale of the asset in an orderly transaction between market participants at the measurement date. For the purposes of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other groups of assets. Cash-generating units to which goodwill has been allocated reflects the lowest level at which goodwill is monitored for internal reporting purposes.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2012, and 2011
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

3.	Significant accounting policies (cont’d):

(h)	Impairment (cont’d):

(ii) Non-financial assets (cont’d)

An impairment loss is recognized if the carrying amount of an asset or its cash-generating unit exceeds its estimated recoverable amount. Impairment losses are recognized in net loss. Impairment losses recognized in respect of the cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the units, and then to reduce the carrying amounts of the other assets in the unit on a pro-rata basis.

An impairment loss in respect of goodwill is not reversed. In respect of other assets, impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

(i)	Provisions:

A provision is recognized if, as a result of a past event, the Corporation has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risk specific to the liability. The unwinding of the discount is recognized as a finance cost.

Warranty provision

A provision for warranty costs is recorded on product sales at the time the sale is recognized. In establishing the warranty provision, management estimates the likelihood that products sold will experience warranty claims and the estimated cost to resolve claims received, taking into account the nature of the contract and past and projected experience with the products.

Decommissioning liabilities

Legal obligations to retire tangible long-lived assets are recorded at fair value at acquisition with a corresponding increase in asset value. These include assets leased under operating leases. The liability is accreted over the life of the asset to fair value and the increase in asset value is depreciated over the remaining useful life of the asset.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2012, and 2011
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

3.	Significant accounting policies (cont’d):

(j)	Revenue recognition:

The Corporation generates revenues primarily from product sales and services. Product revenues are derived primarily from standard equipment and material sales contracts and from long-term fixed price contracts. Service revenues are derived primarily from cost-plus reimbursable contracts

On standard equipment and material sales contracts, revenues are recognized when (i) significant risks and rewards of ownership of the goods has been transferred to the buyer; (ii) the Corporation retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold; (iii) the amount of revenue can be measured reliably; (iv) it is probable that the economic benefits associated with the sale will accrue to the Corporation; and (v) the costs incurred, or to be incurred, in respect of the transaction can be measured reliably. Provisions are made at the time of sale for warranties.

On cost-plus reimbursable contracts, revenues are recognized as costs are incurred, and include applicable fees earned as services are provided.

On long-term fixed price service contracts, revenues are recognized on the percentage-of-completion basis over the duration of the contract, which consists of recognizing revenue on a given contract proportionately with its percentage of completion at any given time. The percentage of completion is determined by dividing the cumulative costs incurred as at the balance sheet date by the sum of incurred and anticipated costs for completing a contract.

The cumulative effect of changes to anticipated revenues and anticipated costs for completing a contract are recognized in the period in which the revisions are identified. In the event that the anticipated costs exceed the anticipated revenues on a contract, such loss is recognized in its entirety in the period it becomes known.

Deferred revenue represents cash received from customers in excess of revenue recognized on uncompleted contracts.

(k)	Finance income and costs:

Finance income comprises of interest income on funds invested, gains on the disposal of available-for-sale financial assets and changes in the fair value of financial assets at fair value through profit or loss. Interest income is recognized as it accrues in income, using the effective interest method.

Finance costs comprise interest expense on capital leases, unwinding of the discount on provisions, changes in the fair value of financial assets at fair value through profit or loss and impairment losses recognized on financial assets.

Foreign currency gains and losses are reported on a net basis.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2012, and 2011
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

3.	Significant accounting policies (cont’d):

(l)	Income taxes:

The Corporation follows the asset and liability method of accounting for income taxes. Under this method, deferred income taxes are recognized for the deferred income tax consequences attributable to differences between the financial statement carrying values of assets and liabilities and their respective income tax bases (temporary differences) and for loss carry-forwards. The resulting changes in the net deferred tax asset or liability are included in income.

Deferred tax assets and liabilities are measured using enacted, or substantively enacted, tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities, of a change in tax rates, is included in income in the period that includes the substantive enactment date. Deferred income tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

(m)	Employee benefits:

Defined contribution plans

A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity and will have no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution pension plans are recognized as an employee benefit expense in profit or loss in the periods during which services are rendered by employees. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in future payments is available. Contributions to a defined contribution plan that are due more than 12 months after the end of the period in which the employees render the service are discounted to their present value.

Defined benefit plans

A defined benefit plan is a post-employment benefit plan other than a defined contribution plan. The Corporation’s net obligation in respect of defined benefit pension plans is calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value. Any unrecognized past service costs and the fair value of any plan assets are deducted. The discount rate is the yield at the reporting date on AA credit-rated bonds that have maturity dates approximating the terms of the Corporation’s obligations and that are denominated in the same currency in which the benefits are expected to be paid. The calculation is performed annually by a qualified actuary using the projected unit credit method.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2012, and 2011
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

3.	Significant accounting policies (cont’d):

(m)	Employee benefits (cont’d):

Defined benefit plans (cont’d)

When the calculation results in a benefit to the Corporation, the recognized asset is limited to the total of any unrecognized past service costs and the present value of economic benefits available in the form of any future refunds from the plan or reductions in future contributions to the plan. In order to calculate the present value of economic benefits, consideration is given to any minimum funding requirements that apply to any plan in the Corporation. An economic benefit is available to the Corporation if it is realizable during the life of the plan, or on settlement of the plan liabilities.

As a result of the curtailment of the pension plan in 2009, there is no current service cost associated with the plan.

The Corporation recognizes all actuarial gains and losses arising from defined benefit plans immediately in other comprehensive income, and reports them in retained earnings.

Other long-term employee benefits

The Corporation’s net obligation in respect of long-term employee benefits other than pension plans is the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value, and the fair value of any related assets is deducted. The discount rate is the yield at the reporting date on AA credit-rated bonds that have maturity dates approximating the terms of the Corporation’s obligations. The calculation is performed using the projected unit credit method. Any actuarial gains and losses are recognized in other comprehensive income or loss in the period in which they arise.

Termination benefits

Termination benefits are recognized as an expense when the Corporation is committed demonstrably, without realistic possibility of withdrawal, to a formal detailed plan to either terminate employment before the normal retirement date, or to provide termination benefits as a result of an offer made to encourage voluntary redundancy. Termination benefits for voluntary redundancies are recognized as an expense if the Corporation has made an offer of voluntary redundancy, it is probable that the offer will be accepted, and the number of acceptances can be estimated reliably. If benefits are payable more than 12 months after the reporting period, then they are discounted to their present value.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2012, and 2011
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

3.	Significant accounting policies (cont’d):

(m)	Employee benefits (cont’d):

Short-term employee benefits

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided.

A liability is recognized for the amount expected to be paid under short-term cash bonus or profit sharing plans if the Corporation has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee, and the obligation can be estimated reliably.

(n)	Share-based compensation plans:

The Corporation uses the fair-value based method of accounting for share-based compensation for all awards of shares and share options granted. The resulting compensation expense, based on the fair value of the awards granted, excluding the impact of any non-market service and performance vesting conditions, is charged to income over the period that the employees unconditionally become entitled to the award, with a corresponding increase to contributed surplus. Fair values of share options are calculated using the Black-Scholes valuation method as of the grant date and adjusted for estimated forfeitures. For awards with graded vesting, the fair value of each tranche is calculated separately and recognized over its respective vesting period. Non-market vesting conditions are considered in making assumptions about the number of awards that are expected to vest. At each reporting date, the Corporation reassesses its estimates of the number of awards that are expected to vest and recognizes the impact of any revision in the income statement with a corresponding adjustment to contributed surplus.

The Corporation issues shares and share options under its share-based compensation plans as described in note 19. Any consideration paid by employees on exercise of share options or purchase of shares, together with the amount initially recorded in contributed surplus, is credited to share capital.

(o)	Earnings (loss) per share:

Basic earnings (loss) per share is computed using the weighted average number of common shares outstanding during the period, adjusted for treasury shares. Diluted earnings per share is calculated using the treasury stock method.

Under the treasury stock method, the dilution is calculated based upon the number of common shares issued should deferred share units (“DSUs”), restricted share units (“RSUs”), and “in the money” options, if any, be exercised. When the effects of outstanding stock-based compensation arrangements would be anti-dilutive, diluted loss per share is not calculated.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2012, and 2011
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

3.	Significant accounting policies (cont’d):

(p)	Government assistance and investment tax credits:

Government assistance and investment tax credits are recorded as either a reduction of the cost of the applicable assets, or credited against the related expense incurred in the statement of comprehensive loss, as determined by the terms and conditions of the agreements under which the assistance is provided to the Corporation or the nature of the expenditures which gave rise to the credits. Government assistance and investment tax credit receivables are recorded when their receipt is reasonably assured.

(q)	Segment reporting:

An operating segment is a component of the Corporation that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Corporation’s other components. Segment results include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items comprise mainly corporate assets, head office expenses, and income tax assets and liabilities.

4.	Critical judgments in applying accounting policies and key sources of estimation uncertainty:

The preparation of the consolidated financial statements in conformity with IFRS requires the Corporation’s management to make estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Critical judgments in applying accounting policies:

At this time, the Corporation’s management has concluded that there are no critical judgments that management has made in the process of applying the Corporation’s accounting policies.

Key sources of estimation uncertainty:

The following are key assumptions concerning the future and other key sources of estimation uncertainty that have a significant risk of resulting in a material adjustment to the reported amount of assets, liabilities, income and expenses within the next fiscal year.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2012, and 2011
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

4.	Critical judgments in applying accounting policies and key sources of estimation uncertainty (cont’d):

(a)	Revenue recognition:

Revenues under certain contracts for product and engineering development services, provide for receipt of payment based on achieving defined milestones or on the performance of work under product development programs. Revenues are recognized under these contracts based on management’s estimate of progress achieved against these milestones or on the proportionate performance method of accounting. Changes in management’s estimated costs to complete a contract may result in an adjustment to previously recognized revenues.

(b)	Asset impairment:

The carrying amounts of the Corporation’s non-financial assets, other than inventories, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated.

The Corporation’s most significant estimates and assumptions involve values associated with goodwill and intangible assets. These estimates and assumptions include those with respect to future cash inflows and outflows, discount rates, asset lives, and the determination of cash generating units. At least annually, the carrying value of goodwill and intangible assets is reviewed for potential impairment. Among other things, this review considers the fair value of the cash-generating units based on discounted estimated future cash flows. This review involves significant estimation uncertainty, which could affect the Corporation’s future results if the current estimates of future performance and fair values change.

(c)	Warranty provision:

In establishing the warranty provision, management estimates the likelihood that products sold will experience warranty claims and the cost to resolve claims received. In making such determinations, the Corporation uses estimates based on the nature of the contract and past and projected experience with the products. Should these estimates prove to be incorrect, the Corporation may incur costs different from those provided for in the warranty provision. Management reviews warranty assumptions and makes adjustments to the provision at each reporting date based on the latest information available, including the expiry of contractual obligations. Adjustments to the warranty provision are recorded in cost of product and service revenues.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2012, and 2011
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

4.	Critical judgments in applying accounting policies and key sources of estimation uncertainty (cont’d):

(d)	Inventory provision:

In determining the lower of cost and net realizable value of inventory and in establishing the appropriate impairment amount for inventory obsolescence, management estimates the likelihood that inventory carrying values will be affected by changes in market pricing or demand for the products and by changes in technology or design which could make inventory on hand obsolete or recoverable at less than the recorded value. Management performs regular reviews to assess the impact of changes in technology and design, sales trends and other changes on the carrying value of inventory. Where it is determined that such changes have occurred and will have an impact on the value of inventory on hand, appropriate adjustments are made. If there is a subsequent increase in the value of inventory on hand, reversals of previous write-downs to net realizable value are made. Unforeseen changes in these factors could result in additional inventory provisions, or reversals of previous provisions, being required.

(e)	Employee future benefits:

The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that have terms to maturity approximating the terms of the related pension liability.

Determination of benefit expense requires assumptions such as the discount rate to measure obligations, expected plan investment performance, expected healthcare cost trend rate, and retirement ages of employees. Actual results will differ from the recorded amounts based on these estimates and assumptions.

(f)	Income taxes:

Deferred tax assets and liabilities are measured using enacted, or substantively enacted, tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities, of a change in tax rates, is included in income in the period that includes the substantive enactment date. Management reviews the deferred income tax assets at each reporting period and records adjustments to the extent that it is no longer probable that the related tax benefit will be realized.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2012, and 2011
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

5.	Recent accounting pronouncements:

The following is an overview of accounting standard changes that the Corporation will be required to adopt in future years. Except as otherwise noted below for IFRS 9, IAS 32 and amendments to IFRS 7, the standards are effective for the annual periods beginning on or after January 1, 2013, with earlier application permitted. The Corporation does not expect to adopt any of these standards before their effective dates.

(a)	IFRS 9 – Financial Instruments:

In November 2009, the International Accounting Standards Board (“IASB”) published IFRS 9 Financial Instruments. This new standard simplifies the classification and measurement of financial assets set out in IAS 39 Financial Instruments: Recognition and Measurement. Financial assets are to be measured at amortized cost or fair value. They are to be measured at amortized cost if the two following conditions are met:

	a)	the assets are held within a business model whose objective is to collect contractual cash flows; and

	b)	the contractual cash flows are solely payments of principal and interest on the outstanding principal.

All other financial assets are to be measured at fair value through net earnings. The entity may, if certain conditions are met, elect to use the fair value option instead of measurement at amortized cost. As well, the entity may choose upon initial recognition to measure non-trading equity investments at fair value through comprehensive income. Such a choice is irrevocable.

In October 2010, the IASB issued revisions to IFRS 9, adding the requirements for classification and measurement of financial liabilities contained in IAS 39 and further points. For financial liabilities measured at fair value through net earnings using the fair value option, the amount of change in a liability’s fair value attributable to changes in its credit risk is recognized directly in other comprehensive income.

In December 2011, the IASB deferred the mandatory effective date of IFRS 9 to fiscal years beginning on or after January 1, 2015. Early adoption is permitted under certain conditions. An entity is not required to restate comparative financial periods for its first-time application of IFRS 9, but must comply with the new disclosure requirements.

The Corporation intends to adopt IFRS 9 in its financial statements for the fiscal year beginning on January 1, 2015. The extent of the impact of adoption has not yet been determined.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2012, and 2011
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

5.	Recent accounting pronouncements (cont’d):

(b)	IFRS 10 – Consolidated Financial Statements:

In May 2011, the IASB published IFRS 10 Consolidated Financial Statements which is a replacement of SIC-12 Consolidation – Special Purpose Entities, and certain parts of IAS 27 Consolidated and Separate Financial Statements. IFRS 10 uses control as the single basis for consolidation, irrespective of the nature of the investee, employing the following factors to identify control:

	a)	power over the investee;

	b)	exposure or rights to variable returns from involvement with the investee;

	c)	the ability to use power over the investee to affect the amount of the investor’s returns.

IFRS 10 shall be applied to fiscal years beginning on or after January 1, 2013.

The Corporation intends to adopt IFRS 10 for the fiscal year beginning on January 1, 2013. The Corporation does not expect IFRS 10 to have a material impact on its financial statements.

(c)	IFRS 11 – Joint Arrangements:

In May 2011, the IASB published IFRS 11 Joint Arrangements which supersedes IAS 31 Interests in Joint Ventures and SIC-13 Jointly Controlled Entities – Non-Monetary Contributions by Venturers. IFRS 11 requires that joint ventures be accounted for using the equity method of accounting and eliminates the need for proportionate consolidation. This new standard shall be applied to fiscal years beginning on or after January 1, 2013.

The Corporation intends to adopt IFRS 11 for the fiscal year beginning on January 1, 2013. The Corporation does not expect IFRS 11 to have a material impact on its financial statements.

(d)	IFRS 12 – Disclosure of Interests in Other Entities:

In May 2011, the IASB published IFRS 12 Disclosure of Interests in Other Entities which requires that an entity disclose information on the nature of and risks associated with its interests in other entities (i.e. subsidiaries, joint arrangements, associates or unconsolidated structured entities) and the effects of those interests on its financial statements. IFRS 12 shall be applied to fiscal years beginning on or after January 1, 2013.

The Corporation intends to adopt IFRS 12 for the fiscal year beginning on January 1, 2013. The Corporation does not expect IFRS 12 to have a material impact on its financial statements.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2012, and 2011
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

5.	Recent accounting pronouncements (cont’d):

(e)	IFRS 13 – Fair Value Measurement:

In May 2011, the IASB published IFRS 13 Fair Value Measurement to establish a single framework for fair value measurement of financial and non-financial items. IFRS 13 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. It also requires disclosure of certain information on fair value measurements. IFRS 13 shall be applied to fiscal years beginning on or after January 1, 2013.

The Corporation intends to adopt IFRS 13 for the fiscal year beginning on January 1, 2013. The Corporation does not expect IFRS 13 to have a material impact on its financial statements.

(f)	Amendments to IAS 19 – Employee Benefits:

In June 2011, the IASB issued amendments to IAS 19 Employee Benefits. The amendments to IAS 19 make significant changes to the recognition and measurement of defined benefit pension expense and termination benefits, and to enhance the disclosures for all employee benefits. Actuarial gains and losses are renamed “remeasurements” and will be recognized immediately in other comprehensive income (“OCI”).

Remeasurements recognized in OCI will not be recycled through profit or loss in subsequent periods. The amendments also accelerate the recognition of past service costs whereby they are recognized in the period of a plan amendment. The annual expense for a funded benefit plan will be computed based on the application of the discount rate to the net defined benefit asset or liability. The amendments to IAS 19 will also impact the presentation of pension expense as benefit cost will be split between (i) the cost of benefits accrued in the current period (service cost) and benefit changes (past-service cost, settlements and curtailments); and (ii) finance expense or income.

A number of other amendments have been made to recognition, measurement and classification, including those re-defining short-term and other long-term benefits guidance on the treatment of taxes related to benefit plans, guidance on risk/cost sharing factors and expanded disclosures.

The amendments to IAS 19 shall be applied to fiscal years beginning on or after January 1, 2013. The Corporation intends to adopt the amendments in its financial statements for the fiscal year beginning on January 1, 2013. The Corporation’s current accounting policy for employee benefits for the presentation of pension expense and the immediate recognition of actuarial gains and losses in OCI is consistent with the requirements in the standard. However, additional disclosures and the computation of annual expense based on the application of the discount rate to the net defined benefit asset or liability will be required in relation to the revised standard.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2012, and 2011
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

5.	Recent accounting pronouncements (cont’d):

(g)	Amendments to IAS 1 – Financial Statement Presentation:

In June 2011, the IASB issued amendments to IAS 1 Presentation of Financial Statements. Items of other comprehensive income and the corresponding tax expense are required to be grouped into those that will and will not subsequently be reclassified through net earnings. These amendments shall be applied to fiscal years beginning on or after July 1, 2012.

The Corporation intends to adopt the amendments to IAS 1 for the fiscal year beginning on January 1, 2013. The Corporation does not expect the amendments to IAS 1 to have a material impact on its financial statements.

(h)	Amendments to other standards:

In addition, there have been amendments to existing standards, including IFRS 7 Financial Instruments: Disclosure, IAS 27 Separate Financial Statements, IAS 28 Investments in Associates and Joint Ventures, and IAS 32 Financial Instruments: Presentation. IFRS 7 amendments require disclosure about the effects of offsetting financial assets and financial liabilities and related arrangements on an entity’s financial position. IAS 27 addresses accounting for subsidiaries, jointly controlled entities and associates in non-consolidated financial statements. IAS 28 has been amended to include joint ventures in its scope and to address the changes in IFRS 10 to 13. IAS 32 addresses inconsistencies when applying the offsetting requirements, and is effective for annual periods beginning on or after January 1, 2014. The Corporation does not expect the amendments to have a material impact on its financial statements.

6.	Acquisition:

On August 1, 2012 (“acquisition date”), the Corporation completed an agreement to acquire key assets and product lines from IdaTech, LLC (“IdaTech”). In exchange for 7,136,237 of the Corporation’s common shares valued at $7,493,000 based on the Corporation’s share price at the acquisition date, the Corporation acquired IdaTech’s key assets including fuel cell systems inventory, prepaid right to inventory, and product lines for backup power applications, distributor and customer relationships, a license to intellectual property, the right to assume control of a manufacturing facility, and certain property, plant and equipment.

The prepaid right to inventory and other current assets of approximately $2,728,000 relates to a contract manufacturing agreement including a supply commitment whereby IdaTech will provide additional units of finished goods inventory to the Corporation prior to January 1, 2013. An additional payment of approximately $500,000 for the additional units will be made to IdaTech when the Corporation receives payment from its customers as the units are sold.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2012, and 2011
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

6.	Acquisition (cont’d):

The acquisition has been accounted for using the acquisition method of accounting and, accordingly, the acquired assets and liabilities have been included in the consolidated financial statements since the date of acquisition, and revenues since the acquisition date totaling $5,087,000 are reported in the Fuel Cell Products segment. The intangible assets arising from this acquisition are amortized over their estimated useful life of 5 years. Pro forma revenue and net loss attributable to the Corporation as if the assets were acquired on January 1, 2012 cannot be determined, as reliable information is not available.

Acquisition costs of $274,000 were incurred in 2012 as a result of the transaction, and are recognized in general and administrative expenses.

The following is the fair value of the identified assets acquired, and liabilities assumed at the date of acquisition:

Net assets acquired:
Inventories	$1,895
Prepaid right to inventory and other current assets	2,728
Property, plant and equipment	861
Intangible assets	2,886
Trade and other payables	(431)
Warranty provision	(446)
Total purchase consideration	$7,493

7.	Trade and other receivables:

	December 31,	December 31,
	2012	2011
Trade receivables	$16,709	$16,343
Other	259	1,947
	16,968	18,290
Less: Non-current trade receivables	(594)	(1,126)
	$16,374	$17,164

8.	Inventories:

	December 31,	December 31,
	2012	2011
Raw materials and consumables	$4,702	$8,353
Work-in-progress	1,646	1,820
Finished goods	4,929	3,441
	$11,277	$13,614

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2012, and 2011
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

8.	Inventories (cont’d):

In 2012, changes in raw materials and consumables, finished goods and work-in-progress recognized as cost of product and service revenues amounted to $19,218,000 (2011 - $37,227,000).

In 2012, the write-down of inventories to net realizable value amounted to $717,000 (2011 - $486,000). There were no reversals of previously recorded write-downs in 2012 or 2011. Write-downs and reversals are included in either cost of product and service revenues, or research and product development expense, depending on the nature of inventory.

9.	Property, plant and equipment:

	Balance at			Reclassified	Balance at
	December 31,			as held for	December 31,
Cost	2011	Additions	Disposals	sale	2012
Land	$1,220	$-	$-	$(1,220)	$-
Building	3,666	-	-	(3,666)	-
Building under finance lease	12,180	-	-	-	12,180
Computer equipment	6,423	276	(54)	(701)	5,944
Furniture and fixtures	834	1	(23)	(57)	755
Furniture and fixtures under finance lease	317	-	-	-	317
Leasehold improvements	10,086	125	-	(1,032)	9,179
Production and test equipment	45,091	1,670	(1,493)	(13,161)	32,107
Production and test equipment under finance lease	3,667	-	-	-	3,667
Total	$83,484	$2,072	$(1,570)	$(19,837)	$64,149

	Balance at				Reclassified	Balance at
Depreciation and impairment	December 31,		Impairment		as held for	December 31
loss	2011	Depreciation	loss	Disposals	sale	2012
Land	$-	$-	$-	$-	$-	$-
Building	2,199	154	-	-	(2,353)	-
Building under finance lease	1,488	813	-	-	-	2,301
Computer equipment	5,676	241	-	(54)	(493)	5,370
Furniture and fixtures	788	12	-	(23)	(57)	720
Furniture and fixtures under	37	63	-	-	-	100
finance lease
Leasehold improvements	4,963	694	-	-	(767)	4,890
Production and test equipment	32,806	3,003	1,070	(975)	(10,352)	25,552
Production and test equipment	442	458	-	-	-	900
under finance lease
Total	$48,399	$5,438	$1,070	$(1,052)	$(14,022)	$39,833

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2012, and 2011
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

9.	Property, plant and equipment (cont’d):

	Balance at			Balance at
	December 31			December 31
Cost	2010	Additions	Disposals	2011
Land	$1,220	$-	$-	$1,220
Building	3,666	-	-	3,666
Building under finance lease	12,180	-	-	12,180
Computer equipment	6,339	403	(319)	6,423
Furniture and fixtures	741	93	-	834
Furniture and fixtures under finance lease	-	317	-	317
Leasehold improvements	7,518	2,568	-	10,086
Production and test equipment	45,382	2,785	(3,076)	45,091
Production and test equipment under finance lease	2,078	1,589	-	3,667
Total	$79,124	$7,755	$(3,395)	$83,484

	Balance at				Balance at
	December 31		Impairment		December 31
Depreciation and impairment loss	2010	Depreciation	loss	Disposals	2011
Land	$-	$-	$-	$-	$-
Building	2,044	155	-	-	2,199
Building under finance lease	652	836	-	-	1,488
Computer equipment	5,347	345	-	(16)	5,676
Furniture and fixtures	682	106	-	-	788
Furniture and fixtures under finance lease	-	37	-	-	37
Leasehold improvements	4,442	521	-	-	4,963
Production and test equipment	28,889	3,292	1,727	(1,102)	32,806
Production and test equipment under finance	123	319	-	-	442
lease
Total	$42,179	$5,611	$1,727	$(1,118)	$48,399

	Balance at	Balance at
Carrying amounts	December 31, 2012	December 31, 2011
Land	$-	$1,220
Building	-	1,467
Building under finance lease	9,879	10,692
Computer equipment	574	747
Furniture and fixtures	35	46
Furniture and fixtures under finance lease	217	280
Leasehold improvements	4,289	5,123
Production and test equipment	6,555	12,285
Production and test equipment under finance lease	2,767	3,225
Total	$24,316	$35,085

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2012, and 2011
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

9.	Property, plant and equipment (cont’d):

Leased assets

The Corporation leases certain assets under finance lease agreements including the Corporation’s head office building in Burnaby, British Columbia and certain production and test equipment.

Disposals

The total loss on sale of property, plant and equipment was $69,000 in 2012. In 2011, a gain on sale of property, plant and equipment of $734,000 was recognized.

Impairment loss

During the year ended December 31, 2012, impairment losses of $1,070,000 (2011 - $1,727,000) were recognized, of which $570,000 related to the obsolescence of production and test equipment. The remaining $500,000 related to the impairment of assets held for sale (note 28). No impairment losses were reversed in 2012 or 2011.

10.	Intangible assets:

Fuel cell technology		Accumulated	Net carrying
Balance	Cost	amortization	amount
At January 1, 2011	$43,443	$40,468	$2,975
Amortization	-	726	(726)
At December 31, 2011	43,443	41,194	2,249
Acquisition through business combination	2,886	-	2,886
Amortization	-	941	(941)
At December 31, 2012	$46,329	$42,135	$4,194

Amortization and impairment losses of fuel cell technology and development costs are allocated to research and product development expense. There were no impairment losses recorded in 2012 and 2011.

11.	Goodwill:

For the purpose of impairment testing, goodwill is allocated to the Corporation’s cash-generating units which represent the lowest level within the Corporation at which the goodwill is monitored for internal management purposes, which is not higher than the Corporation’s operating segments (note 26).

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2012, and 2011
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

11.	Goodwill (cont’d):

The aggregate carrying amount of goodwill allocated to each cash-generating unit is as follows:

	December 31,	December 31,
	2012	2011
Fuel cell products	$36,291	$46,291
Contract automotive	-	-
Material products	-	1,815
	$36,291	$48,106

The impairment testing for the above cash-generating units requires a comparison of the carrying value of the asset to the higher of (i) value in use; and (ii) fair value less costs to sell. Value in use is defined as the present value of future cash flows expected to be derived from the asset in its current state.

Fuel Cell Products

The Corporation’s fair value test is in effect a modified market capitalization assessment, whereby the fair value of the Fuel Cell Products segment is calculated by first calculating the value of the Corporation at December 31, 2012 based on the average closing share price in the month of December, adding a reasonable estimated control premium of 25% to determine the Corporation’s enterprise value on a controlling basis after adjusting for excess cash balances, and deducting the fair value of the Materials Product segment from this enterprise value, arriving at the fair value of the Fuel Cell Products segment. Based on the fair value test, the Corporation has determined that the fair value of the Fuel Cell Products segment was deficient compared to its carrying value, resulting in a $10,000,000 impairment loss recognized against goodwill. The $46,291,000 of goodwill associated with the Fuel Cell Products segment as of December 31, 2011 was written down to $36,291,000 as of December 31, 2012.

In addition to the fair value test, the Corporation also performed a value in use test on the Fuel Cell Products segment, comparing the carrying value of the segment to the present value of future cash flows expected to be derived from the segment. The principal factors used in the discounted cash flow analysis requiring judgment are the projected results of operations, the discount rate based on the weighted average cost of capital (“WACC”), and terminal value assumptions for each reporting unit. The Corporation’s value in use test was based on a WACC of 20%; an average estimated compound annual growth rate of approximately 35% from 2012 to 2017; and a terminal year earnings before interest, taxes, depreciation and amortization (“EBITDA”) multiplied by a terminal value multiplier of 4.0. The value in use assessment resulted in an estimated fair value for the Fuel Cell Products segment that is consistent with that determined under the fair value, less costs to sell, assessment.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2012, and 2011
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

11.	Goodwill (cont’d):

Material Products

The Material Products segment was disposed of on January 31, 2013 (note 29). As a result, the fair value of the Material Products segment, determined based on a fair value less costs to sell assessment, compared the segment’s carrying value as of December 31, 2012 against the actual net proceeds received on disposition on January 31, 2013. As a result of the assessment, the Corporation determined that the fair value of the Material Products segment was deficient to its carrying value, resulting in a $1,815,000 write-off of goodwill and $500,000 write-down of property, plant and equipment associated with the Material Products segment. The impairment losses relating to the Material Products segment are included in net loss from discontinued operations (note 28).

12.	Investments:

Investments are comprised of the following:

	December 31, 2012		December 31, 2011
		Percentage		Percentage
	Amount	ownership	Amount	ownership
Chrysalix Energy Limited Partnership	$659	15.0%	$627	15.0%
Other	8		8
	$667		$635

Chrysalix Energy Limited Partnership (“Chrysalix”) is accounted for as an available-for-sale financial asset and recorded at fair value. During 2012, the Corporation made additional capital contributions of $44,000 (2011 - $103,000) in Chrysalix, which was offset by cash distributions received from Chrysalix of $12,000 (2011 - $139,000).

The Corporation maintains a 19.9% interest in AFCC Automotive Fuel Cell Cooperation Corp. (“AFCC”), which is accounted for as an available-for-sale financial asset and recorded at fair value of $1. The Corporation has no obligation to fund any of AFCC’s operating expenses.

13.	Bank facilities:

The Corporation has a demand revolving facility (“Bank Operating Line”) in which an operating line of credit of up to CDN $10,000,000 is made available to be drawn upon by the Corporation. The Bank Operating Line is utilized to assist in financing the day-to-day operating activities and short-term working capital requirements of the business. Outstanding amounts are charged interest at the bank’s prime rate minus 0.50% per annum and are repayable on demand by the bank. During 2012, the Corporation was advanced $17,331,000 (2011 - $14,265,000) under the bank operating line of which $12,560,000 (2011 - $9,678,000) was repaid during the year. At December 31, 2012, $9,358,000 (2011 - $4,587,000) was outstanding on the Bank Operating Line.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2012, and 2011
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

13.	Bank facilities (cont’d):

The Corporation also has a CDN $3,323,000 capital leasing facility (“Leasing Facility”) which can be utilized to finance the acquisition and lease of operating equipment (notes 9 & 16). Interest is charged on outstanding amounts at the bank’s prime rate per annum and is repayable at the option of the bank, if there has been, in the opinion of the bank, a material adverse change in the financial condition of the Corporation. At December 31, 2012, $2,546,000 was outstanding on the Leasing Facility which is included in the finance lease liability. The remaining $11,508,000 finance lease liability relates to the lease of the Corporation’s head office building.

Both the Bank Operating Line and Leasing Facility are secured by a hypothecation of the Corporation’s cash, cash equivalents and short-term investments.

14.	Trade and other payables:

		December 31,	December 31,
		2012	2011
	Trade accounts payable	$5,256	$10,195
	Compensation payable	2,046	6,615
	Other liabilities	4,669	5,427
	Taxes payable	244	456
		$12,215	$22,693

15.	Provisions:

			Warranty	Decommissioning
Balance	Legal	Restructuring	provision	liabilities	Total
At January 1, 2011	$1,371	$78	$8,570	$3,102	$13,121
Provisions made during the year	50	1,356	2,097	1,706	5,209
Provisions used during the year	(897)	(401)	(716)	-	(2,014)
Provisions reversed during the year	-	-	(1,721)	-	(1,721)
Effect of movements in exchange rates	(4)	(29)	(181)	(75)	(289)
At December 31, 2011	$520	$1,004	$8,049	$4,733	$14,306
Assumed through business combination	-	-	447	-	447
Provisions made during the year	-	1,937	1,514	250	3,701
Provisions used during the year	(528)	(2,060)	(1,309)	-	(3,897)
Provisions reversed during the year	-	-	(373)	-	(373)
Effect of movements in exchange rates	8	41	173	106	328
At December 31, 2012	$-	$922	$8,501	$5,089	$14,512

Current	$-	$922	$8,501	$-	$9,423
Non-current	-	-	-	5,089	5,089
	$-	$922	$8,501	$5,089	$14,512

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2012, and 2011
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

15.	Provisions (cont’d):

Restructuring

During 2012, the Corporation incurred $1,931,000 of restructuring charges due primarily to a 7% workforce reduction and a minor restructuring focused on overhead cost reduction. The estimated restructuring costs primarily include employee termination benefits and are expected to be paid in 2013. Restructuring charges are recognized in general and administrative expenses.

Warranty provision

During the year, the warranty provision increased by $452,000, due in part to the assumption of warranty provisions as part of the acquisition of key assets and product lines from IdaTech (note 6).

Decommissioning liabilities

Provisions for decommissioning liabilities have been recorded for the Corporation’s two leased locations in Burnaby, British Columbia, comprising the Corporation’s head office building and manufacturing facilities, and are related to site restoration obligations at the end of their respective lease terms. Due to the long-term nature of the liability, the most significant uncertainty in estimating the provision is the costs that will be incurred. The Corporation has determined a range of reasonable possible outcomes of the total costs for the head office building and manufacturing facility. In determining the fair value of the decommissioning liabilities, the estimated future cash flows have been discounted at 2% per annum.

The Corporation performed an assessment of the estimated cash flows required to settle the obligations for the two buildings as of December 31, 2012, resulting in an additional provision of $100,000 recorded against decommissioning liabilities. The remaining provision increase during 2012 was due to accretion costs. The total undiscounted amount of the estimated cash flows required to settle the obligation for one of the buildings is $2,372,000, which is expected to be settled at the end of the lease term in 2025. The total undiscounted amount of the estimated cash flows required to settle the obligation for the second building is $3,994,000, which is expected to be settled at the end of the operating lease term of 2019.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2012, and 2011
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

16.	Finance lease liability

The Corporation leases certain assets under finance lease agreements (note 9). The finance leases have imputed interest rates ranging between 2.25% to 7.35% per annum and expire between December 2014 and February 2025.

The future minimum lease payments for the Corporation’s finance leases are as follows:

Year ending December 31
2013	$1,924
2014	2,329
2015	1,734
2016	1,914
2017	1,401
Thereafter	11,135
Total minimum lease payments	20,437
Less: Imputed interest	(6,383)
Total finance lease liability	14,054
Less: Current portion of finance lease liability	(1,043)
Non-current portion of finance lease liability	$13,011

At December 31, 2012, $2,546,000 was outstanding on the Leasing Facility which is included in the finance lease liability. The remaining $11,508,000 finance lease liability relates to the lease of the Corporation’s head office building.

17.	Convertible debenture

The convertible debenture relates to financing to Dantherm Power A/S by the non-controlling partner and is redeemable at the option of Dantherm Power A/S subject to approval by all convertible debenture holders on or after January 1, 2013 including interest which is accrued at 12%. Prior to December 31, 2013 (the “Maturity Date”), the convertible debenture holders may elect to convert all or part of the debenture into shares of Dantherm Power A/S. The conversion price for convertible debenture notes entered into prior to January 1, 2012, of approximately DKK 9,120,000, is DKK 3.40 per share. Convertible debenture notes of approximately DKK 5,066,000 entered into since January 1, 2012 have a conversion price of DKK 0.14 per share. This conversion feature was determined to have a nominal value. The Maturity Date may be extended to December 31, 2014 with approval of the subscribers (note 29). During 2012, an additional $862,000, of convertible debt financing was advanced to Dantherm Power A/S by a non-controlling partner. At December 31, 2012, the convertible debt outstanding was $2,924,000, which includes $417,000 of interest payable.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2012, and 2011
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

18. Employee future benefits:

	2012		2011
	Pension	Other	Pension	Other
	plan	benefit plan	plan	benefit plan
Plan assets	$9,344	$-	$8,223	$-
Plan obligations	(14,652)	(853)	(13,329)	(580)
Employee future benefit plans deficit	$(5,308)	$(853)	$(5,106)	$(580)

The Corporation maintains a defined benefit pension plan covering existing and former employees in the United States. The benefits under the pension plan are based on years of service and salary levels accrued as of December 31, 2009. In 2009, amendments were made to the defined benefit pension plan to freeze benefits accruing to employees at their respective years of service and salary levels obtained as of December 31, 2009. Certain employees in the United States are also eligible for post-retirement healthcare, life insurance and other benefits.

The Corporation accrues the present value of its obligations under employee future benefit plans and the related costs, net of the present value of plan assets.

The measurement date used to determine pension and other post-retirement benefit obligations and expense is December 31 of each year. The most recent actuarial valuation of the employee future benefit plans for funding purposes was as of January 1, 2012. The next actuarial valuation of the employee future benefit plans for funding purposes is expected to be performed as of January 1, 2013.

The Corporation expects contributions of approximately $210,000 to be paid to its defined benefit plans in 2013. Information about the Corporation’s employee future benefit plans, in aggregate, is as follows:

Movement in the present value of the defined benefit plan obligations:

	2012		2011
	Pension	Other	Pension	Other
	Plan	benefit plan	plan	benefit plan
Defined benefit plan obligations at January 1	$13,329	$580	$10,819	$491
Current service cost	-	20	-	6
Interest cost	565	31	587	25
Benefits paid	(318)	(60)	(251)	(44)
Benefits payable	46	-	48	-
Actuarial losses in other comprehensive income	1,030	282	2,126	102
Defined benefit plan obligations at December 31	$14,652	$853	$13,329	$580

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2012, and 2011
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

18. Employee future benefits: (cont’d):

Movement in the present value of plan assets:
	2012		2011
	Pension	Other	Pension	Other
	plan	benefit plan	plan	benefit plan
Fair value of plan assets at January 1	$8,223	$-	$8,360	$-
Expected return on plan assets	574	-	582	-
Employer’s contributions	360	60	210	44
Benefits paid	(318)	(60)	(252)	(44)
Actuarial (losses) gains in other comprehensive income	505	-	(677)	-
Fair value of plan assets at December 31	$9,344	$-	$8,223	$-

Pension plan assets comprise:

			2012	2011
Cash and cash equivalents			3%	3%
Equity securities			70%	70%
Debt securities			27%	27%
Total			100%	100%

Expense recognized in net income:

	2012		2011
	Pension	Other	Pension	Other
	plan	benefit plan	plan	benefit plan
Current service cost	$-	$20	$-	$6
Interest on obligations	565	31	587	25
Expected (return) on plan assets	(574)	-	(582)	-
Benefits payable	47	-	48	-
Expense recognized in net income	38	51	53	31
Actuarial (gain) loss on plan assets and plan obligations
recognized in other comprehensive income	525	282	2,803	102
Total expense (income) recognized in net income and
other comprehensive income	$563	$333	$2,856	$133

The expense recognized in net income is recorded in Finance expense.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2012, and 2011
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

18. Employee future benefits: (cont’d):

Expense (income) recognized in other comprehensive income:
	2012		2011
	Pension	Other	Pension	Other
	plan	benefit plan	plan	benefit plan
Actuarial loss on defined benefit plan obligations	$1,030	$282	$2,126	$102
Expected return on plan assets	574	-	582	-
Actual (return) loss on plan assets	(1,126)	-	68	-
Plan expenses	47	-	27	-
Actuarial (gain) loss recognized in other comprehensive
income	$525	$282	$2,803	$102

Cumulative actuarial gains and losses recognized in other comprehensive income:

	2012		2011
	Pension	Other	Pension	Other
	Plan	benefit plan	plan	benefit plan
Cumulative amount at January 1	$2,823	$(30)	$20	$(132)
Recognized during the period	525	282	2,803	102
Cumulative amount at December 31	$3,348	$252	$2,823	$(30)

The significant actuarial assumptions adopted in measuring the fair value of benefit obligations at December 31, 2012 and 2011 were as follows:

	2012		2011
	Pension	Other	Pension	Other
	plan	benefit plan	plan	benefit plan
Discount rate	3.87%	3.02%	4.3%	4.3%
Rate of compensation increase	n/a	n/a	n/a	n/a

The significant actuarial assumptions adopted in determining net expense for the years ended December 31, 2012 and 2011 were as follows:

	2012		2011
	Pension	Other	Pension	Other
	plan	benefit plan	plan	benefit plan
Discount rate	4.3%	4.3%	5.5%	5.5%
Expected return on plan assets	7.0%	n/a	7.0%	n/a
Rate of compensation increase	n/a	n/a	n/a	n/a

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2012, and 2011
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

18. Employee future benefits: (cont’d):

The assumed health care cost trend rates applicable to the other benefit plans at December 31, 2012 and 2011 were as follows:
	2012	2011
Initial medical health care cost trend rate	8.0%	8.0%
Initial dental health care cost trend rate	5.0%	5.0%
Cost trend rate declines to medical and dental	5.0%	5.0%
Year that the medical rate reaches the rate it is assumed to remain at	2018	2017
Year that the dental rate reaches the rate it is assumed to remain at	2012	2011

A one-percentage-point change in assumed health care cost trend rates would not have a material impact on the Corporation’s financial statements.

19. Equity:

(a) Authorized and issued:

Unlimited number of common shares, voting, without par value.

Unlimited number of preferred shares, issuable in series.

At December 31, 2012, 91,801,477 (2011 – 84,550,524) common shares are issued and outstanding.

(b) Share option plan:

The Corporation has options outstanding under a consolidated share option plan. All directors, officers and employees of the Corporation, and its subsidiaries, are eligible to participate in the share option plans although as a matter of policy, options are currently not issued to directors. Option exercise prices are denominated in both Canadian and U.S. dollars, depending on the residency of the recipient. Canadian dollar denominated options have been converted to U.S. dollars using the year-end exchange rate for presentation purposes.

All options have a term of seven to ten years from the date of grant unless otherwise determined by the board of directors. One-third of the options vest and may be exercised, at the beginning of each of the second, third and fourth years after granting.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2012, and 2011
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

19. Equity (cont’d):

(b) Share option plan (cont’d):

As at December 31, 2012, options outstanding from the consolidated share option plan was as follows:
	Options for	Weighted average
Balance	common shares	exercise price
At January 1, 2011	6,682,589	$10.84
Options granted	1,874,369	1.99
Options exercised	(25,834)	1.27
Options forfeited	(260,016)	7.62
Options expired	(655,139)	46.52
At December 31, 2011	7,615,969	$5.54
Options granted	1,009,640	1.51
Options exercised	(13,501)	1.22
Options forfeited	(1,271,663)	5.33
Options expired	(435,394)	35.75
At December 31, 2012	6,905,051	$3.22

The following table summarizes information about the Corporation’s share options outstanding as at December 31, 2012:
	Options outstanding			Options exercisable
		Weighted
		average	Weighted		Weighted
		remaining	average		average
	Number	contractual life	exercise	Number	exercise
Range of exercise price	outstanding	(years)	price	exercisable	price
$0.81 – $1.96	2,621,207	4.8	$1.54	1,422,290	$1.57
$2.11 – $2.41	2,635,131	4.8	2.24	1,257,197	2.29
$3.12 – $5.11	533,034	2.2	4.81	533,034	4.81
$5.82 – $7.99	880,619	2.2	7.28	880,619	7.28
$10.00 – $14.76	235,060	0.5	14.07	235,060	14.07
	6,905,051	4.1	$3.22	4,328,200	$4.02

During 2012, compensation expense of $1,274,000 (2011 - $1,743,000) was recorded in net income as a result of fair value accounting for share options granted. The share options granted during the year had a weighted average fair value of $0.80 (2011 - $1.14) and vesting periods of three years.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2012, and 2011
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

19.	Equity (cont’d):

(b)	Share option plan (cont’d):

The fair values of the options granted were determined using the Black-Scholes valuation model under the following weighted average assumptions:

	2012	2011
Expected life	5 years	5 years
Expected dividends	Nil	Nil
Expected volatility	62%	63%
Risk-free interest rate	2%	3%

(c)	Share distribution plan:

The Corporation has a consolidated share distribution plan that permits the issuance of common shares for no cash consideration to employees of the Corporation to recognize their past contribution and to encourage future contribution to the Corporation. At December 31, 2012, there were 873,441 (2011 – 440,268) shares available to be issued under this plan.

No compensation expense was recorded against income during the years ended December 31, 2012 and 2011 for shares distributed, and to be distributed, under the plan.

(d)	Deferred share units:

Deferred share units (“DSUs”) are granted to the board of directors and executives. Eligible directors may elect to receive all or part of their annual retainers and executives may elect to receive all or part of their annual bonuses in DSUs. Each DSU is redeemable for one common share in the capital of the Corporation after the director or executive ceases to provide services to the Corporation. Shares will be issued from the Corporation’s share distribution plan.

Balance	DSUs for common shares
At January 1, 2011 and December 31, 2011	290,797
DSUs granted	249,785
DSUs exercised	(90,337)
At December 31, 2012	450,245

During 2012, compensation expense of $176,000 was recorded in net income. No compensation expense was recorded against income during the year ended December 31, 2011.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2012, and 2011
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

19.	Equity (cont’d):

(e)	Restricted share units:

Restricted share units (“RSUs”) are granted to employees and executives. Each RSU is convertible into one common share. The RSUs vest after a specified number of years from the date of issuance, and under certain circumstances, are contingent on achieving specified performance criteria.

The Corporation has two plans under which RSUs may be granted, the consolidated share distribution plan and the market purchase RSU plan. Awards under the consolidated share distribution plan (note 19 (c)) are satisfied by the issuance of treasury shares on maturity. Awards granted under the market purchase RSU Plan are satisfied by shares purchased on the open market by a trust established for that purpose. No common shares were repurchased in 2012. During 2011, the Corporation repurchased 230,211 common shares through the trust for cash consideration of $327,000 for the purpose of funding future grants under the Market Purchase RSU Plan. As at December 31, 2012 the Corporation held 183,629 shares as treasury shares.

	RSUs for common shares
	Share	Market
Balance	Distribution Plan	Purchase Plan	Total RSUs
At January 1, 2011	851,970	1,059,098	1,911,068
RSUs granted	-	1,351,516	1,351,516
RSUs exercised	(660,522)	(371,626)	(1,032,148)
RSUs forfeited	(4,975)	(52,084)	(57,059)
At December 31, 2011	186,473	1,986,904	2,173,377
RSUs granted	1,352,784	245,897	1,598,681
RSUs exercised	(84,530)	(124,884)	(209,414)
RSUs forfeited	(122,044)	(602,893)	(724,937)
RSUs transferred	652,625	(652,625)	-
At December 31, 2012	1,985,308	852,399	2,837,707

In December 2012, 652,625 unvested RSUs previously granted under the Market Purchase Plan were cancelled and new RSUs were reissued from the Share Distribution Plan with identical terms.

The fair value of RSU grants is measured based on the stock price of the shares underlying the RSU on the date of grant. During 2012, compensation expense of $1,296,000 (2011 - $870,000) was recorded against income.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2012, and 2011
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

20.	Operating leases:

The Corporation leases a facility at its Burnaby, Canada location, which has been assessed as an operating lease. The facility has a lease term expiring in 2019, with renewal options after that date. Lease payments of $2,434,000 were expensed in 2012.

At December 31, 2012, the Corporation is committed to payments under operating leases as follows:

Less than 1 year	$2,520
1-3 years	5,327
4-5 years	5,499
Thereafter	8,228
Total minimum lease payments	$21,574

21.	Commitments and contingencies:

As of December 31, 2012, the Corporation has agreed to pay royalties in respect of sales of certain fuel cell-based stationary power products under two development programs with Canadian government agencies. The total combined royalty is limited in any year to 4% of revenue from such products. Under the terms of the Utilities Development Program (Phase 1) with the Governments of Canada and British Columbia, total royalties are payable to a maximum equal to the original amount of the government contributions of CDN$5,351,000. As of December 31, 2012, no royalties have been incurred for Phase 1. Under the terms of the Utilities Development Program (Phase 2) with Technology Partnerships Canada (“TPC”), total royalties are payable to a maximum of CDN$38,329,000. As of December 31, 2012, a total of CDN $5,320,000 in royalty repayments have been made for Phase 2. The Corporation has made no Phase 2 royalty repayments in 2012 and 2011. On January 15, 2013, the Corporation reached a settlement agreement with TPC to terminate all existing and future potential royalties payable under the Utilities Development Program (Phase 2) in exchange for a final repayment of CDN $1,930,000 (note 29).

At December 31, 2012, the Corporation has outstanding commitments aggregating up to a maximum of $329,000 (2011 - $867,000) relating primarily to purchases of property, plant and equipment.

The Corporation is also committed to make future investments totaling $56,000 in Chrysalix (note 12).

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2012, and 2011
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

21.	Commitments and contingencies (cont’d):

The Corporation has agreed to pay royalties in respect of sales of Ballard fuel cells or fuel cell systems under a July 31, 1996 Fuel Cell Bus Program Agreement (“FC Bus Agreement”), with Province of British Columbia, BC Transit, and BC Transportation Financing Authority (“BCTFA”). Under the terms of FC Bus Agreement, the royalty payable is at a rate of 2% on deferred sales of such products for commercial transit application to a maximum of $2,211,000 (CDN$ 2,200,000). No royalties have been paid to date.

On December 31, 2008, the Corporation completed a restructuring transaction with Superior Plus Income Fund (“Superior Plus”), which included an indemnification agreement (the “Indemnity Agreement”), which sets out the parties’ continuing obligations to the other. The Indemnity Agreement provides for the indemnification by each of the parties to the other for breaches of representations and warranties or covenants, as well as, in the Corporation’s case, any liability relating to the business which is suffered by Superior Plus. The Corporation’s indemnity to Superior Plus with respect to representation relating to the existence of the Corporation’s tax pools immediately prior to the completion of the Arrangement is limited to an aggregate of $7,388,000 (CDN $7,350,000) with a threshold amount of $503,000 (CDN $500,000) before there is an obligation to make a payment. The Indemnity Agreement also provides for adjustments to be paid by the Corporation, or to the Corporation, depending on the final determination of the amount of 2008 Canadian non-capital losses, scientific research and development expenditures and investment tax credits, to the extent that such amounts are more or less than the amounts estimated at the time the Arrangement was executed. At December 31, 2012, no amount payable or receivable has been accrued as a result of the Indemnity Agreement.

22.	Personnel expenses:

Personnel expenses are included in cost of product and services revenues, research and product development expense, general and administrative expense, and sales and marketing expense.

	December 31,	December 31,
	2012	2011
Salaries and employee benefits	$45,836	$51,662
Share-based compensation (note 19)	2,582	2,377
	$48,418	$54,039

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2012, and 2011
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

23.	Income taxes:

(a)	Current tax expense:

The components of income tax benefit / (expense) included in the determination of the profit (loss) from continuing operations comprise of:

	2012	2011
Current tax expense
Current period income tax	$-	$-
Withholding tax	-	134
Adjustment for prior periods	-	-
Total current tax expense	$-	$134

Deferred tax expense
Origination and reversal of temporary differences	$14,967	$(8,044)
Adjustments for prior periods	2,146	(1,037)
Change in unrecognized deductible temporary differences	(17,113)	9,081
Total deferred tax expense	$-	$-

Total income tax expense	$-	$134

The Corporation’s effective income tax rate differs from the combined Canadian federal and provincial statutory income tax rate for companies. The principal factors causing the difference are as follows:

	2012	2011
Net loss before income taxes	$(43,409)	$(39,777)
Expected tax expense (recovery) at 25.0% (2011 – 26.5%)	$(10,852)	$(10,541)
Increase (reduction) in income taxes resulting from:
Non-deductible portion of capital gain (loss)	-	2,839
Non-deductible expenses (non-taxable income)	3,512	840
Expiry of losses and investment tax credits	27,539	-
Investment tax credits earned	(3,848)	(4,352)
Foreign tax rate differences	(6)	11
Change in unrecognized deductible temporary differences	(16,345)	11,337
Income taxes	$-	$134

(b)	Unrecognized deferred tax liabilities:

At December 31, 2012, the Corporation did not recognize any deferred tax liabilities resulting from taxable temporary differences for financial statement and income tax purposes.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2012, and 2011
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

23.	Income taxes (cont’d):

(c)	Unrecognized deferred tax asset:

At December 31, 2012, the Corporation did not have any deferred tax assets resulting from the following deductible temporary differences for financial statement and income tax purposes.

	2012	2011
Scientific research expenditures	$57,285	$46,587
Investment in associated companies	18,364	17,965
Accrued warranty liabilities	30,359	31,370
Losses from operations carried forward	75,290	66,095
Capital losses carried forward	9,423	90,238
U.S. investment tax credits	626	835
Investment tax credits	22,451	17,984
Property, plant and equipment and intangible assets	206,860	197,744
	$420,658	$468,818

Deferred tax assets have not been recognized in respect of these deductible temporary differences because it is not probable that future taxable profit will be available against which the Corporation can utilize the benefits.

The Corporation has available to carry forward the following as at December 31:

	2012	2011
Canadian scientific research expenditures	$57,285	$46,587
Canadian losses from operations	29,710	23,075
Canadian investment tax credits	22,451	17,984
German losses from operations for corporate tax purposes	241	227
U.S. federal losses from operations	13,543	13,287
U.S. state losses from operations	1,702	1,972
U.S. research and development and investment tax credits	626	825
U.S. capital losses	9,423	90,237
Denmark losses from operations	30,094	27,534

The Canadian scientific research expenditures may be carried forward indefinitely. The Canadian losses from operations may be used to offset future Canadian taxable income and expire over the period from 2029 to 2032.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2012, and 2011
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

23.	Income taxes (cont’d):

(c)	Unrecognized deferred tax assets (cont’d):

The German and Denmark losses from operations may be used to offset future taxable income in Germany and Denmark for corporate tax and trade tax purposes and may be carried forward indefinitely.

The U.S. federal losses from operations may be used to offset future U.S. taxable income and expire over the period from 2013 to 2032. The U.S. states losses from operations arising in California may be used to offset future state taxable income and may be carried forward for ten years. The U.S. federal and state research and development and investment tax credits are available to reduce future U.S. taxable income and expire over the period from 2013 to 2031. The U.S. capital losses are available to reduce U.S. capital gains and expire in 2013.

The Canadian investment tax credits may be used to offset future Canadian income taxes otherwise payable and expire as follows:

2013	$121
2014	107
2016	96
2017	105
2019	2,643
2020	1,925
2021	1,814
2022	1,637
2029	4,763
2030	3,261
2031	3,032
2032	2,947
$22,451

24. Related party transactions:

Related parties include shareholders with a significant ownership interest in the Corporation, together with its subsidiaries and affiliates and the Corporation’s key management personnel. The revenue and costs recognized from transactions with such parties reflect the prices and terms of sales and purchase transactions with related parties, which are in accordance with normal trade practices. Transactions between the Corporation and its subsidiaries are eliminated on consolidation.

Balances with related parties:	2012	2011
Trade receivables	$-	$-
Trade payables	$100	$260
Interest payable	$417	$141
Convertible debenture payable	$2,507	$1,592

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2012, and 2011
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

24. Related party transactions (cont’d):

Transactions during the year with related parties:	2012	2011
Revenues	$-	$-
Purchases	$309	$744
Finance expense	$289	$151

The Corporation provides key management personnel, being board directors and executive officers, certain benefits, in addition to their salaries. Key management personnel also participate in the Corporation’s share-based compensation plans (note 19).

In addition to cash and equity compensation, the Corporation provides the executive officers with certain personal benefits, including car allowance, medical benefit program, long and short-term disability coverage, life insurance and an annual medical and financial planning allowance.

In accordance with the employment agreements of the executive officers, the Corporation is required to provide notice of 12 months plus one month for every year of employment completed with the Corporation, to a maximum of 24 months, or payment in lieu of such notice, consisting of the salary, bonus and other benefits that would have been earned during such notice period. If there is a change of control, and if the executive officer’s employment is terminated, including a constructive dismissal, within 2 years following the date of a change of control, the executive officer is entitled to a payment equivalent to payment in lieu of a 24 month notice period.

Key management personnel compensation is comprised of:

	2012	2011
Salaries and employee benefits	$2,412	$3,744
Post-employment retirement benefits	63	79
Termination benefits	-	425
Share-based compensation (note 19)	1,396	1,136
	$3,871	$5,384

25. Supplemental disclosure of cash flow information:

Non-cash financing and investing activities:	2012	2011
Compensatory shares	$427	$2,046
Shares issued for acquisition (note 6)	$7,493	$-
Assets acquired under finance lease	$-	$1,906

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2012, and 2011
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

26.	Operating segments:

The Corporation’s business has three market segments:

  Fuel Cell Products: fuel cell products and services for motive power (material handling and bus markets) and stationary power (backup power and distributed generation markets) applications; and engineering services for a variety of fuel cell applications;

  Contract Automotive: contract manufacturing services provided primarily for Daimler AG;

  Material Products (Discontinued Operation): carbon fiber products primarily for automotive transmissions and gas diffusion layers (“GDL”) for fuel cells.

In 2012, the Corporation decided to dispose of its Material Products segment, which was subsequently sold on January 31, 2013 (note 29). As a result, the Material Products segment has been classified and accounted for as a discontinued operation (note 28) at December 31, 2012 and has not been included in the segment disclosures.

In 2011, the Corporation completed its manufacturing services contract for the supply of automotive fuel cell modules to Daimler AG. As a result, the Contract Automotive segment ceased to be an operating segment as of December 31, 2011.

Segment revenues and segment income (loss) represent the primary financial measures used by senior management in assessing performance and allocating resources, and include the revenues, cost of product and service revenues and expenses for which management is held accountable. Segment expenses include research and product development costs directly attributable to individual segments.

Costs associated with shared services and other shared costs are allocated based on headcount and square footage. Corporate amounts include expenses for research and product development that are not attributable to individual segments, sales and marketing, and general and administrative, which apply generally across all segments and are reviewed separately by senior management.

A significant portion of the Corporation’s production, testing and lab equipment, and facilities, as well as intellectual property, are common across the segments. Therefore, management does not classify asset information on a segmented basis. Instead, performance assessments of these assets and related resource allocations are done on a company-wide basis.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2012, and 2011
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

26.	Operating segments (cont’d):

	2012	2011
Total revenues
Fuel Cell Products	$43,690	$46,468
Contract Automotive	-	9,305
	$43,690	$55,773
Segment income (loss) for the year (1)
Fuel Cell Products	$850	$(1,475)
Contract Automotive	-	1,803
Total	850	328
Corporate amounts
Research and product development	(12,754)	(17,945)
General and administrative	(12,306)	(11,455)
Sales and marketing	(6,901)	(8,515)
Net finance loss	(1,659)	(1,197)
Gain (loss) on sale of property, plant and equipment	(69)	734
Impairment loss on property, plant and equipment	(570)	(1,727)
Impairment loss on goodwill	(10,000)	-
Loss before income tax and discontinued operations	$(43,409)	$(39,777)
(1) Research and product development costs directly related to segments are included in segment income (loss) for the year.

In 2012, revenues from the Fuel Cell Products segment included sales to two customers of $6,152,000 and $5,500,000, respectively, which exceeded 10% of total revenue.

In 2011, sales to a single customer of $18,119,000 exceeded 10% of total revenue, of which $9,899,000 were included in revenues from the Fuel Cell Products segment and $8,220,000 were included in revenues from the Contract Automotive segment.

Revenues from continuing operations by geographic area, which are attributed to countries based on customer location for the years ended December 31, is as follows:

Revenues	2012	2011
Canada	$9,669	$9,300
U.S.	11,346	13,284
Germany	2,664	19,086
Denmark	1,716	2,631
Belgium	4,119	4,992
South Africa	6,887	-
Brazil	-	2,810
Other countries	7,289	3,670
	$43,690	$55,773

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2012, and 2011
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

26.	Operating segments (cont’d):

Non-current assets by geographic area is as follows:

	December 31,	December 31,
Non-current assets	2012	2011
Canada	$63,935	$76,728
U.S.	251	8,635
Denmark	1,318	1,962
Germany	59	59
Mexico	686	-
	$66,249	$87,384

27.	Financial instruments:

(a)

Fair value:

The Corporation’s financial instruments consist of cash and cash equivalents, short-term investments, accounts receivables, long-term investments, accounts payable and accrued liabilities, and obligations under capital lease. The fair values of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate carrying value because of the short-term nature of these instruments. The Corporation’s investments (note 12) are not actively traded, therefore management estimates fair value using valuation techniques that require inputs that are unobservable, including inputs made available by its investees (i.e. Level 3 of the fair value hierarchy). The interest rates applied to the obligations under capital lease are not considered to be materially different from market rates, thus the carrying value of obligations under capital lease approximate fair value. The carrying value of short-term investments equal their fair values as they are classified as held for trading.

Fair value measurements recognized in the balance sheet must be categorized in accordance with the following levels:

(i)	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;

(ii)	Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e., derived from prices);

(iii)	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The Corporation categorized the fair value measurement of its short-term investments in Level 1 as they are primarily derived directly from reference to quoted (unadjusted) prices in active markets.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2012, and 2011
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

27.	Financial instruments (cont’d):

(b)	Financial risk management:

The Corporation primarily has exposure to currency exchange rate risk, interest rate risk and credit risk. These risks arise primarily from the Corporation’s holdings of Canadian dollar denominated cash and cash equivalents and short-term investments.

	2012
	Canadian dollar	U.S. dollar
	portfolio(1)	portfolio	Other (1)	Total
Cash and cash equivalents	$5,419	$3,591	$760	$9,770
Short-term investments	12,068	-	-	12,068
Total cash, cash equivalents and short-term
investments	$17,487	$3,591	$760	$21,838

	2011
	Canadian dollar	U.S. dollar
	portfolio(1)	portfolio	Other (1)	Total
Cash and cash equivalents	$9,421	$10,284	$611	$20,316
Short-term investments	25,878	-	-	25,878
Total cash, cash equivalents and short-term
investments	$35,299	$10,284	$611	$46,194
(1) U.S. dollar equivalent

Changes arising from these risks could impact the Corporation’s reported investment and other income through either changes to investment income or foreign exchange gains or losses. Reported finance income and expenses and other income are as follows:

	2012	2011
Investment income	$249	$303
Other income	(11)	-
Pension costs	(29)	(37)
Foreign exchange loss	(178)	(71)
Finance income (loss) and other	$31	$195
Finance expense	$(1,690)	$(1,392)

The Corporation did not realize any material gains or losses on its accounts receivable or its financial liabilities measured at amortized cost.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2012, and 2011
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

27.	Financial instruments (cont’d):

(b)	Financial risk management (cont’d):

Foreign currency exchange rate risk (cont’d)

Foreign currency exchange rate risk is the risk that the fair value of deferred cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Corporation is exposed to currency risks primarily due to its holdings of Canadian dollar denominated cash equivalents and short-term investments and its Canadian dollar denominated purchases and accounts payable. Substantially all receivables are denominated in U.S. dollars.

The Corporation limits its exposure to foreign currency risk by holding Canadian denominated cash, cash equivalents and short-term investments in amounts up to 100% of forecasted twelve month Canadian dollar net expenditures and up to 50% of the following twelve months of forecasted Canadian dollar net expenditures, thereby creating a natural hedge. Periodically, the Corporation also enters into forward foreign exchange contracts to further limit its exposure. At December 31, 2012, the Corporation had Canadian dollar cash, cash equivalents and short-term investments of CDN $17,398,000.

The following exchange rates applied during the year ended December 31, 2012:

	$U.S. to $1.00 CDN	$CDN to $1.00 $U.S.
January 1, 2012 Opening rate	$0.983	$1.017
December 31, 2012 Closing rate	$1.005	$0.995
Fiscal 2012 Average rate	$1.001	$0.999

Based on cash, cash equivalents and short-term investments held at December 31, 2012, a 10% increase in the Canadian dollar against the U.S. dollar, with all other variables held constant, would result in an increase in foreign exchange gains of approximately $1,742,000 recorded against net income.

If the Canadian dollar weakened 10% against the U.S. dollar, there would be an equal, and opposite impact, on net income. This sensitivity analysis includes foreign currency denominated monetary items, and adjusts their translation at year-end, for a 10% change in foreign currency rates.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2012, and 2011
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

27.	Financial instruments (cont’d):

(b)	Financial risk management (cont’d):

Interest rate risk

Interest rate risk is the risk that the fair value of deferred cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Corporation is exposed to interest rate risk arising primarily from fluctuations in interest rates on its cash, cash equivalents and short-term investments. The Corporation limits its exposure to interest rate risk by continually monitoring and adjusting portfolio duration to align to forecasted cash requirements and anticipated changes in interest rates.

Based on cash, cash equivalents and short-term investments at December 31, 2012, a 0.25% decline in interest rates, with all other variables held constant, would result in a decrease in investment income $55,000, arising mainly as a result of an increase in the fair value of fixed rate financial assets classified as held-for-trading. If interest rates had been 0.25% higher, there would be an equal and opposite impact on net income.

Credit risk

Credit risk is the risk of financial loss to the Corporation if a counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Corporation’s cash, cash equivalents, short-term investments and accounts receivable. The Corporation limits its exposure to credit risk on cash, cash equivalents and short-term investments by only investing in liquid, investment grade securities. The Corporation manages its exposure to credit risk on accounts receivable by assessing the ability of counterparties to fulfill their obligations under the related contracts prior to entering into such contracts, and continuously monitors these exposures.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2012, and 2011
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

28.	Assets held for sale and discontinued operations:

In 2012, the Corporation decided to dispose of its Material Products segment, which was subsequently sold on January 31, 2013 (note 29). Due to the Corporation’s commitment to the disposition of the segment as of December 31, 2012, the Material Products segment has been classified and accounted for as discontinued operations and the assets and liabilities of the Material Products segment have been classified as held for sale. Impairment losses of $1,815,000 and $500,000 relating to goodwill and property, plant and equipment, respectively, were recognized based on a fair value less costs to sell assessment, which compared the segment’s carrying value as of December 31, 2012 to the actual net proceeds received on disposition on January 31, 2013 (note 11).

Assets and liabilities classified as held for sale are comprised of the following:

		December 31,
		2012
Trade and other receivables		$2,367
Inventories		2,555
Prepaid expenses and other current assets		61
Property, plant and equipment		5,815
Assets classified as held for sale		$10,798

Trade and other payables		$1,398
Deferred revenue		25
Liabilities classified as held for sale		$1,423

Net earnings (loss) from discontinued operations is comprised of the following:

	2012	2011
Product and service revenues	$15,540	$20,236
Cost of product and service revenues	11,159	13,630
Gross margin	4,381	6,606

Total operating expenses	(2,053)	(2,602)
Impairment on property, plant and equipment	(500)	-
Impairment loss on goodwill	(1,815)	-
Earnings before income taxes	13	4,004
Income tax expense	(78)	(249)
Net earnings (loss) from discontinued operations	$(65)	$3,755

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2012, and 2011
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

28.	Assets held for sale and discontinued operations (cont’d):

Net cash flows from discontinued operations is as follows:

	2012	2011
Cash provided by (used in) operating activities	$2,303	$3,587
Cash used in investing activities	(476)	(282)
Cash used in financing activities	-	-
Cash and cash equivalents provided by (used in) discontinued
operations	$1,827	$3,305

29.	Subsequent events:

On January 15, 2013, a Canadian government agency agreed to terminate previous funding obligations that were repayable through potential royalties in respect of future sales of fuel cell based stationary power products under the Utilities Development Program (Phase 2) (note 21) in exchange for a final repayment by the Corporation of CDN $1,930,000.

On January 31, 2013, the Corporation completed an agreement to sell substantially all of the assets of its Material Products division for up to $12,000,000. Of this amount, $10,500,000 was paid to the Corporation in cash on closing, with the remainder payable dependent on the Material Products division achieving certain financial results in 2013. The Material Products division has been classified and accounted for as assets held for sale and discontinued operations (note 28) at December 31, 2012.

On February 18, 2013, the maturity date of the convertible debenture related to financing to Dantherm Power A/S by the non-controlling partner (note 17) was extended from December 31, 2013 to December 31, 2014.